May 4, 2016

VIA EDGAR

Cecilia Blye, Chief

Office of Global Security Risk

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street N.E.

Washington, D.C. 20549

RE:	Danaher Corporation
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 24, 2016
File No. 1-8089

Dear Ms. Blye:

On behalf of Danaher Corporation (the “Company”), I acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ James F. O’Reilly

Vice President, Associate General Counsel and Secretary